Itau Unibanco Holding S.A.

_results
4Q22

4Q22 results to be disclosed soon

Results will be published in the investor relations website on February 7th (Tuesday), after trading hours in Brazil and the United States.

Feb 08
at 8 a.m. (EST)
at 10 a.m. (Brasília time)
Portuguese and english

interactive meeting

On February 08th (Wednesday) at 8 a.m. (EST), we will present our 4Q22 results in an interactive meeting, with a Q&A session at the end.

register now

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